November 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage, Accountant Branch Chief
Robert Shapiro, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

File No. 000-31293

Filed February 28, 2014

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), we have been working on our response to the follow-up comments set forth in your letter dated October 27, 2014. I would like to ask that you consider granting us an extension to the response deadline to no later than Monday, November 17, 2014. Please advise if you and your colleagues would be amenable to this request.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor

Keith Taylor

Chief Financial Officer

cc:	Stephen M. Smith
Brandi Galvin Morandi